

VIA FACSIMILE AND U.S. MAIL

March 12, 2007

Mr. Randall J. Hylek
Treasurer and Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331-1915

>   **RE: Form 10-K for Fiscal Year Ended June 24, 2006**
>   **Forms 10-Q for Quarters Ended September 23 and December 23,**
>   **2006**
>   **File No. 1-367**

Dear Mr. Hylek:

We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 24, 2006</u>

<u>Net Income (Loss) per Share, page 10</u>

1.   We have reviewed your responses to comments four and five. Please provide us with your proposed revised disclosure.

Financial Statements

Note 10 – Common Stock, page 41

2. We have reviewed your response to comment ten. Please also disclose pro forma net income as if the fair-value-based method had been applied to all awards as required by paragraph 84 of SFAS 123R.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief